Interim Consolidated Financial Statements [Unaudited]

(Not reviewed by the Company’s external auditors)

LMS Medical Systems Inc.

As at September 30, 2007 and March 31, 2007 and for the three and six-month periods ended September 30, 2007 and 2006

NOTICE OF DISCLOSURE OF NON-AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS FOR THE PERIODS

ENDED September 30, 2007 AND 2006

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if the external auditors have not performed a review of the interim financial statements, the interim financial statements must be accompanied by a notice indicating that they have not been reviewed by the external auditors.

The accompanying unaudited interim consolidated financial statements of the Company for the periods ended September 30, 2007 and 2006 have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company’s management.

The Company’s external auditors, Ernst & Young LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by the external auditors of an entity.

Dated this November 14, 2007

LMS Medical Systems Inc.

INTERIM CONSOLIDATED BALANCE SHEETS

As at	[Unaudited]

	September 30, 2007 $	March 31, 2007 $
ASSETS
Current assets
Cash and cash equivalents	1,892,615	3,358,995
Short-term investments [at market value]	37,500	25,000
Accounts receivable	378,227	1,567,463
Investment tax credits receivable	184,000	124,000
Prepaid expenses	308,204	106,042
Total current assets	2,800,546	5,181,500
Investments – restricted [at cost and market value]	62,500	75,000
Capital assets	319,850	500,308
Patents	301,633	236,956
	3,484,529	5,993,764
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities [note 4]	1,225,264	1,351,635
Leasehold inducements	32,615	62,818
Amounts due under the bonus and deferred share unit plans [note 5]	—	387,000
Deferred revenues and deposits from distributors	2,351,599	1,168,238
Current portion of obligations under capital leases	40,179	35,186
Total current liabilities	3,649,657	3,004,877
Long-term portion deferred revenues and deposits from distributors	96,500	358,922
Long-term portion of obligations under capital leases	19,510	36,588
Total long-term liabilities	3,765,667	3,400,387
Shareholders’ equity [note 5]
Capital stock	55,496,277	54,706,512
Warrants	409,139	411,333
Contributed surplus	2,944,008	2,729,235
Accruals for expected bonus to be paid in Common Shares	150,000	297,000
Deferred share units	507,462	419,816
Deficit	(59,788,024)	(55,970,519)
Total shareholders’ equity (deficiency)	(281,138)	2,593,377
	3,484,529	5,993,764

See accompanying notes

LMS Medical Systems Inc.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

[Unaudited]

	Three-months ended		Six-months ended
	September 30		September 30
	2007 $	2006 $	2007 $	2006 $
Revenue
Software licenses	396,054	92,187	994,094	390,416
Technical support services, consulting and other	338,753	183,999	702,396	516,921
Total revenues	734,807	276,186	1,696,490	907,337
Royalties and other direct costs	123,429	39,929	247,605	121,200
Revenues net of direct costs	611,378	236,257	1,448,885	786,137

Operating expenses
Research and development expenses	745,744	869,928	1,585,543	1,970,531
Investment tax credits	(30,000)	(45,000)	(60,000)	(90,000)
Net research and development expenses	715,744	824,928	1,525,543	1,880,531
Selling, marketing and product management	589,984	663,221	1,336,685	1,453,745
Administrative	649,668	613,871	1,418,293	1,370,562
Customer support	224,744	227,439	474,543	475,350
Quality assurance	90,025	51,717	167,063	100,808
Stock option expense	115,157	163,013	218,278	327,098
Amortization of capital assets	86,905	79,700	185,102	160,827
Amortization of patents	6,745	4,498	12,704	8,854
Foreign exchange loss (gain)	(112,326)	4,696	(44,056)	(715)
Total operating expenses	2,366,646	2,633,083	5,294,155	5,777,060
Operating loss	(1,755,268)	(2,396,826)	(3,845,270)	(4,990,923)
Interest and other income, net	(13,809)	(36,305)	(27,765)	(79,996)
Net loss and comprehensive loss	(1,741,459)	(2,360,521)	(3,817,505)	(4,910,927)
Basic and diluted loss per share [note 6]	(0.08)	(0.13)	(0.18)	(0.28)

See accompanying notes

LMS Medical Systems Inc.

INTERIM CONSOLIDATED STATEMENTS OF DEFICITS

[Unaudited]

	Three-months ended		Six-months ended
	September 30		September 30
	2007 $	2006 $	2007 $	2006 $
Deficit, beginning of period	(58,046,565)	(48,691,681)	(55,970,519)	(45,971,000)
Net loss	(1,741,459)	(2,360,521)	(3,817,505)	(4,910,927)
Share issue costs	—	(7,182)	—	(177,457)
Deficit, end of period	(59,788,024)	(51,059,384)	(59,788,024)	(51,059,384)

See accompanying notes

LMS Medical Systems Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

	Three-months ended		Six-months ended
	September 30		September 30
	2007 $	2006 $	2007 $	2006 $
OPERATING ACTIVITIES
Net loss	(1,741,459)	(2,360,521)	(3,817,505)	(4,910,927)
Adjustments for non-cash items:
Amortization expense	93,650	84,198	197,806	169,681
Amortization of leasehold inducements	(15,995)	—	(30,203)	—
Stock based compensation	461,869	366,638	564,990	715,739
	(1,201,935)	(1,909,685)	(3,084,912)	(4,025,507)
Net changes in non-cash operating working capital items	611	(40,511)	1,712,642	(173,177)
Cash flows related to operating activities	(1,201,324)	(1,950,196)	(1,372,270)	(4,198,684)
INVESTING ACTIVITIES
Purchase of short-term investments	—	(500,302)	—	(1,005,476)
Additions to capital assets and patents	(31,951)	(30,617)	(82,025)	(104,999)
Cash flows related to investing activities	(31,951)	(530,919)	(82,025)	(1,110,475)
FINANCING ACTIVITIES
Repayment of obligations under capital leases	(4,614)	(9,133)	(12,085)	(19,769)
Issuance of common shares	—	—	—	2,500,000
Share issue costs	—	(7,182)	—	(177,457)
Cash flows related to financing activities	(4,614)	(16,315)	(12,085)	2,302,774
Net change in cash and cash equivalents	(1,237,889)	(2,497,430)	(1,466,380)	(3,006,385)
Cash and cash equivalents, beginning of period	3,130,504	4,972,247	3,358,995	5,481,202
Cash and cash equivalents, end of period	1,892,615	2,474,817	1,892,615	2,474,817

See accompanying notes

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at September 30, 2007	[Unaudited]
1.	DESCRIPTION OF BUSINESS, GOING CONCERN AND BASIS OF PRESENTATION

Description of business

LMS Medical Systems Inc. [“LMS”] is incorporated under the Canada Business Corporations Act. Since inception, LMS has actively been developing and commercializing a series of leading edge software-based products to be used as decision support tools for obstetricians. LMS’s pipeline of proprietary software tools addresses critical unmet medical needs in labour and delivery settings. While continuing to pursue its core research and development of new software tools, LMS has also been strengthening its product development as well as the implementation and enlargement of its sales and distribution network.

Going Concern and Basis of Presentation

The accompanying interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that LMS will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

LMS is a software development company and has not generated profits since inception. Further, there can be no assurance that LMS will achieve profitability in the future. LMS may require additional financing to fund its operations and sales activities. In addition, LMS’s continuation as a going concern is dependent upon the continuing support of its distributors, customers and shareholders, attaining a satisfactory revenue level, continued sales to its customers, start of profitable operations and the ability to generate sufficient cash from operations. These matters are dependent on a number of items outside of LMS’s control and there is uncertainty about LMS’s ability to successfully execute its plans.

As described in the subsequent events note 8, LMS has implemented a program to streamline operations leading to reduced operating cash expenses.

Management believes that with these actions and the support of LMS’s current shareholders, distributors and customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will be sufficient to continue operating as a going concern. The accompanying management discussion and analysis and the interim consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate should LMS not be able to continue its normal course of business.

These unaudited interim consolidated financial statements of LMS have been prepared by management in accordance with Canadian generally accepted accounting principles [Canadian GAAP] for interim financial information. Accordingly, they do not include all of the disclosures required by Canadian GAAP for annual financial statements.

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at September 30, 2007	[Unaudited]
1.	DESCRIPTION OF BUSINESS, GOING CONCERN AND BASIS OF PRESENTATION [CONT’D]

In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of LMS as at March 31, 2007 and 2006 and for the years ended March 31, 2007, 2006 and 2005. As further described in note 16 of the audited annual consolidated financial statements, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with United States generally accepted accounting principles [US GAAP] and the related rules and regulations adopted by the United States Securities and Exchange Commission.

The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those in the audited annual consolidated financial statements of LMS, except as described in note 2. The consolidated balance sheet as at March 31, 2007 has been derived from the audited consolidated financial statements of LMS at this date but does not include all of the information and footnotes required by Canadian or US GAAP for complete financial statements.

2.	CHANGES IN ACCOUNTING POLICIES

Effective April 1, 2007, LMS adopted the following CICA Handbook Sections:

a) Section 3855, “Financial Instruments – Recognition and Measurement”

Provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be accounted for using one of three available accounting models: held-to-maturity, available-for-sale or held-for-trading. All financial instruments classified as available-for-sale or held-for-trading, and derivative financial instruments meeting certain recognition criteria, are carried at fair value.

Changes in the fair value of financial instruments designated as held-for-trading and recognized derivative financial instruments are charged or credited to the statement of operations for the relevant period, while changes in the fair value of financial instruments designated as available-for-sale are charged or credited to other comprehensive income. All other financial assets and liabilities are accounted for at cost or at amortized cost depending upon the nature of the instrument. Financial assets and liabilities designated as held-to-maturity are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method.

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at September 30, 2007	[Unaudited]
2.	CHANGES IN ACCOUNTING POLICIES [CONT’D]

The standard requires LMS to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

Following is a summary of the accounting model LMS has elected to apply to each of its significant categories of financial instruments outstanding as of April 1, 2007:

Financial assets:	Classification	Measurement
• Cash and cash equivalents	Held for trading	Fair value
• Short-term investments	Held-to-maturity	Amortized Cost
• Accounts receivable	Held-to-maturity	Amortized Cost
• Accounts payable	Held-to-maturity	Amortized Cost
• Long-term debt	Loans Payable	Amortized Cost
• Long-term capital leases	Loans Payable	Amortized Cost

In addition, LMS has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments. With respect to embedded derivatives, LMS has elected to recognize only those derivatives embedded in contracts issued, acquired or substantively modified on or after April 1, 2003 as permitted by the transitional provisions set out in section 3855. The adoption of this new section did not result in any significant adjustments to the carrying values of LMS’s previously recognized financial assets and liabilities as at April 1, 2007.

b) Section 1530, “Comprehensive Income”, along with Section 3251, “Equity”

Amending Section 3250, “Surplus”, require enterprises to present comprehensive income and its components as well as net income in their financial statements. Further, they require enterprises to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Since LMS does not have any elements of comprehensive income, the adoption of these sections did not have any impact on LMS’s financial statements.

c) Section 3865, “Hedges”

Allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation. Since LMS does not currently have any hedging programs in place, the adoption of this section did not have any impact on LMS’s financial statements.

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at September 30, 2007	[Unaudited]
3.	NEW ACCOUNTING PRONOUNCEMENTS

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such noncompliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically April 1, 2008 for LMS. LMS has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, increases the disclosures currently required that will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically April 1, 2008 for LMS. LMS has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Financial Instruments Presentation

CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this new section. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically April 1, 2008 for LMS. LMS has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for LMS for interim and annual financial statements beginning on or after January 1, 2008. LMS has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at September 30, 2007	[Unaudited]
4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2007 $	March 31, 2007 $
Trade accounts payable	392,494	384,838
Accrued liabilities	273,999	285,272
Salaries, benefits and commissions and vacation accruals	558,771	681,525
	1,225,264	1,351,635
5.	CAPITAL STOCK

An unlimited number of common shares without par value are authorized.

Changes in common shares issued and outstanding during the period are summarized as follows:

	Number	$
Common shares
Balance as at March 31, 2007	21,228,724	54,706,512
Issued under the DSU plan	18,211	29,125
Issued under the bonus plan	562,438	760,640
Balance as at September 30, 2007	21,809,373	55,496,277

Bonus Plan

In fiscal 2005, LMS established a Bonus Plan [the “Bonus Plan”] that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The award is paid in common shares, the number of which is based upon dividing the total award by the five day average year-end closing market price of the common shares on the Toronto Stock Exchange. At the 2005 annual and special meeting of shareholders, the Bonus Plan was approved. At the 2006 annual general meeting the maximum number of shares issuable under this plan was increased from 250,000 to 500,000.

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at September 30, 2007	[Unaudited]

5.	CAPITAL STOCK [Cont’d]

For the year ended March 31, 2007, LMS has recorded total bonus expense related to the Bonus Plan in the amount of $675,000. As at March 31, 2007, shares reserved, available and unissued and approved by the shareholders under the Bonus Plan were 250,510 whereas the required number of shares to settle the 2007 bonus is 567,227. As a result of this shortfall, only a portion of the $675,000, or $297,000, representing 249,580 common shares was recorded within the shareholders’ equity section as accruals for bonus expected to be paid by issuing common shares. The remaining balance of $378,000 was recorded as a current liability on the balance sheet.

During the six-month period ended September 30, 2007, 562,438 ($760,640) of the reserved shares were issued. The remaining balance of 4,789 common shares relating to employees who left since March 31, 2007, was cancelled and balance of $5,699 was applied to contributed surplus.

During the six-month period ended September 30, 2007, relating to 2008 fiscal year, LMS has recorded $150,000 as bonus expected to be paid in common shares.

At the August 2007 annual shareholder meeting, LMS shareholders approved the increase the number of shares issuable under the Bonus Plan at which time the accrued balances were transferred to shareholders’ equity. The difference of $79,941 relating to the difference between the accrued as at March 31, 2007 and amount paid, by issuing shares, in the six-month period ended September 30, 2007, was recorded as an adjustment of bonus expense in 2008. The difference arose from the increase in the share price between March 31, 2007 and August 9, 2007, the date of the approval of the plan change.

Deferred Share Unit Plan

In fiscal 2005, LMS established a Deferred Share Unit plan [the “DSU Plan”] that provides for the payment of director’s quarterly compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by dividing the quarterly director compensation by the five day average quarter end closing market price of the common shares on the Toronto Stock Exchange. At the 2005 annual and special meeting of shareholders, the DSU Plan was approved.

For the year ending March 31, 2007, LMS has recorded total director compensation expense related to the DSU Plan of $222,500. As at March 31, 2007, shares reserved, available and unissued and approved by the shareholders under the DSU Plan were 142,370 whereas the required number of shares to settle the 2007 DSU compensation is 148,920. As a result of this shortfall, only a portion of the $222,500, or $213,500, representing 141,365 common shares was recorded within the shareholders’ equity section under the DSU balance. The remaining balance of $9,000 was recorded as a current liability on the balance sheet.

Total director compensation expense for the period end September 30, 2007 was $116,771 [2006 - $109,250], but no deferred share units were granted until plan has been modified as described above.

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at September 30, 2007	[Unaudited]

5.	CAPITAL STOCK [CONT’D]

The changes to the DSU Plan balance, number of deferred share units outstanding and the weighted average price of grant or issue are as follows:

	Number of DSU Units #	DSU Plan balance $
Balance as at March 31, 2007 [$9,000 presented within current payables and $419,816 presented within shareholders’ equity]	242,122	419,816
Units issued	(18,211)	(29,125)
Units granted during the period	90,135	116,771
Balance as at September 30, 2007	314,046	507,462

Warrants

	#	$
Balance as at March 31, 2007	1,173,022	411,333
Expired	(6,606)	(2,194)
Balance as at September 30, 2007	1,166,416	409,139

During the six-month period ended September 30, 2007, 6,606 warrants expired. These warrants were valued at $2,194. This amount has been credited to contributed surplus.

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at September 30, 2007	[Unaudited]

5.	CAPITAL STOCK [Cont’d]

As at September 30, 2007 warrants outstanding warrant have the following features:

Exercise price	#	Estimated life in years
$1.29	166,266	2.40
$1.50	422,500	2.50
$3.23	549,528	0.98
$3.32	8,122	1.09
$4.85	20,000	2.00
	1,166,416	—

When warrants are exercised or expired, the carrying value of the warrants is credited to contributed surplus.

Summary of amounts due under the bonus and

deferred share unit plans

	September 30, 2007 $	March 31, 2007 $
Bonus payable for 2007	—	378,000
DSU payable	—	9,000
Amounts due under the bonus and deferred share unit plans	—	387,000

Stock Options

The changes to the number of stock options outstanding and their weighted average exercise prices for the three-month period ending September 30, 2007, are as follows:

	Number	Weighted average exercise price $
Balance as at March 31, 2007	1,599,606	3.39
Granted	550,000	1.66
Cancelled	(58,000)	2.25
Balance as at September 30, 2007	2,091,606	2.97

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at September 30, 2007	[Unaudited]
5.	CAPITAL STOCK [Cont’d]

Additional information concerning stock options outstanding as at September 30, 2007 is as follows:

	Options outstanding			Options exercisable
	Weighted average Contractual life (Years)		Weighted average exercise price	Weighted average exercise price
Exercise price	#	#	$	#	$
$1.50	117,643	4.8	1.5	—	—
$1.70 - $2.06	786,357	4.1	1.8	151,333	1.9
$2.25 - $2.45	245,359	2.9	2.4	183,573	2.4
$3.69 - $4.00	146,403	2.0	4.0	146,403	4.0
$4.28 - $4.62	795,844	1.8	4.3	795,844	4.3
$1.50 - $4.62	2,091,606	3.0	3.0	1,277,153	3.7

As at October 31, 2007, LMS had 2,091,606 share stock options outstanding

During the six-month period ended September 30, 2007 LMS board authorized the issued of additional 550,000 stock options of which 550,000 were issued during the period.

The fair value of these options will be recorded over the remaining vesting period. The weighted average assumptions used included: expected life of 5 years, measurement value of $1.70 per common share, dividend yield of nil, volatility factor of 0.48 and risk free interest rate of 4.62%, for a fair value of $0.81 per share.

During the three-month period ended September 30, 2007 and 2006, LMS recorded stock option expense of $218,278 and $327,098 respectively.

Prior to November 1, 2003, no compensation expense was recognized when options were issued to employees and directors. Pro forma disclosure regarding options granted under the LMS stock option plan prior to November 1, 2003 for the period presented were not material and have not been presented.

LMS Medical Systems Inc.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

As at September 30, 2007	[Unaudited]
6.	BASIC AND DILUTED LOSS PER SHARE

The numerator and denominator for the calculation of basic and diluted loss per share are as follows:

	Three-months ended September 30		Six-months ended September 30
	2007 $	2006 $	2007 $	2006 $
Numerator
Net loss attributable to common shares – basic and diluted	(1,741,459)	(2,360,521)	(3,817,807)	(4,910,927)
Denominator
Weighted-average number of common shares – basic and diluted	21,888,426	18,123,363	21,698,807	17,769,288
7.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current periods.

8.	SUBSEQUENT EVENT

On October 23, 2007 LMS implemented a program to streamline operations leading to reduced operating cash expenses. The program to streamline operations is expected to reduce operating cash expenses by approximately $1.5 million to March 31, 2008. There were reductions in consulting and salaries in research and development and other non core expenditures. All operational, sales and core development activities have been maintained. Also, management has demonstrated its commitment to the future of LMS by making a collective decision to temporarily suspend a portion of salaried compensation for the balance of fiscal 2008. Upon meeting certain milestones, the board of directors will have an option to pay the suspended salaries in form of LMS common shares or cash payment, after the year end including a 25% premium. Management believes that the aggregate of these changes will lead to the reduction in cash expenditures by approximately $300,000 per month. There are expected to be only minimal cash restructuring costs related to the implementation of this plan.

Management Discussion and Analysis of Financial Condition and Results of Operations

The management’s discussion and analysis (“MD&A”) which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of LMS Medical Systems Inc. (“LMS” or “the Company”) for the second quarter of fiscal 2008 ended September 30, 2007. This MD&A should be read in conjunction with the unaudited interim second quarter financial statements as at September 30, 2007 and for the three and six-month period ended September 30, 2007 and 2006 and the annual audited consolidated financial statements and financial statement notes of LMS as at March 31, 2007 and 2006 and for the years ended March 31, 2007, 2006 and 2005, which are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles, as applicable to LMS, are set forth in Note 16 to the annual audited consolidated financial statements of LMS.

Note Regarding Forward-Looking Statements

Our MD&A contains forward-looking statements which reflect our Company’s current expectations regarding future events. The forward-looking statements in this quarterly report, which includes this MD&A describe our expectations on November 14, 2007. The forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance of and demands for new products, the impact of the products and pricing strategies of competitors, delays in developing and launching new products, the regulatory environment, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. Many risks are inherent in the industry; others are more specific to our Company. Investors should consult the “Risk Factors” section of the Company’s form 20-F as well as our Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

As at November 14, 2007, there were 21,809,373 common shares outstanding, and 2,091,606 options, 314,046 deferred share units and 1,166,416 warrants outstanding to purchase common shares.

All dollar figures in this MD&A are in Canadian dollars unless otherwise indicated. “We”, “us”, “our”, “our Company” or “LMS” means LMS Medical Systems Inc. and our subsidiaries unless otherwise indicated. CALM® is a registered trademark of LMS Medical Systems Inc.

Overview

Since inception, we have been in the business of developing and commercializing a series of leading edge software-based products employed as decision support tools for obstetricians. Our proprietary software tools: CALM Clinical Information System™ (“CIS”) and CALM Risk management and clinical decision support tools, including CALM Shoulder Screen™, CALM Curve™ and CALM Patterns™, address the critical unmet medical needs in labor and delivery settings. Based on advanced medical research focusing on the labor & delivery cycle, LMS’ unique technology provides obstetrical teams and hospitals with state-of-the-art clinical decision support tools, assisting them in achieving clinical and cost effective interventions, while minimizing risks to the patients. Our core technology, CALM, emanated from the research at the McGill University Faculty of Medicine, in Montreal, Canada, with Dr. Emily Hamilton, our VP Medical Research, as the principal investigator.

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Second Quarter Highlights:

•	Revenues in Q2 2008 increased by 166% to $735,000 from $276,000 in Q2 2007.
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In conjunction with seasonally stronger winter and spring quarters (Q3 and Q4) and corporate streamlining of operations, we anticipate reaching a cash flow break even at the end of the current fiscal year.

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Our recurring maintenance and technical revenues continue to grow from our installed client base and increased by 36% to $703,000 from $517,000 for the comparative six-month period. For the second quarter these revenues increased 85% to $339,000 from $184,000.

•	Year-to-date revenues increased by 87% to $1.7 million from $907,000 in F2007.
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The backlog of signed contracts was maintained at $4.6 million and identified sales opportunities stayed the same at $25 million. The overall increases of $US 200,000 in the backlog and US$2.0 million in the sales opportunities, were offset by reduction in the US dollar in which most of our contracts are denominated.

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Horizon Perinatal Care™ (“HPC”), the first seamlessly integrated perinatal information system achieved general availability. This system was developed in conjunction with McKesson Provider Technologies, our distributor. HPC is designed to support continuity of care between the labor and delivery department and other hospital departments and units.

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CALM Patterns, an innovative risk management software tool specifically directed at the health of the fetus, was released. Fetal distress during labor is recognized as one of the greatest complexities of childbirth and therefore a significant issue insofar as risk management is concerned. CALM Patterns is a real time proprietary software tool that can, on a heartbeat to heartbeat basis, constantly analyze and present updated information to medical teams to assist in the identification of significant fetal distress.

•	We released CALM 3.08, a new version of our Clinical Information Systems which includes significant new features and functionalities.
•	Saint-Mary’s Health Center in Montreal, affiliated with McGill University signed on to implement CALM Patterns.
•	LMS entered into an agreement with Best Practices Medical Partners for the use of CALM Shoulder Screen by its insured OB/GYNs.

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Key Indicators

We have provided below, a historical perspective of key performance indicators for LMS. Detailed analysis is presented later in the MD&A.

Revenues in Q2 2007 increased by 166% to $734,000 from $276,000 in Q2 2007. Our recurring maintenance and technical revenues continue to grow from our installed client base and increased by 36% to $703,000 from $517,000 for the comparative six-month period. Year to date revenues increased by 87% to $1.7 million from $907,000.

Our committed (signed) and installed client base has grown on a consistent basis over the last 6 quarters. We anticipate reaching 100 committed client sites by the end of the current fiscal year. Client sites are defined as customers committed to use or using on, several or all of our software products.

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Our backlog represents signed contracts for the delivery of our software systems and all recurring technical and maintenance revenues. Our backlog also includes all deferred revenues, related to contracts for which not all revenue recognition criteria have been meet.

Our current backlog has increased in US dollars, in which the majority of our contracts are denominated. However as a result of the appreciation of the Canadian dollar, our reporting currency, our backlog remained stable.

Going Concern

The accompanying management discussion and analysis and the interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that LMS will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

LMS is a software development company and has not generated profits since inception. Further, there can be no assurance that LMS will achieve profitability in the future. LMS may require additional financing to fund its operations and sales activities. In addition, LMS’s continuation as a going concern is dependent upon the continuing support of its distributors, customers and shareholders, attaining a satisfactory revenue level, continued sales to its customers, start of profitable operations and the ability to generate sufficient cash from operations. These matters are dependent on a number of items outside of LMS’s control and there is uncertainty about LMS’s ability to successfully execute its plans.

As described in the subsequent events, we have implemented a program to streamline operations leading to reduce operating cash expenses and reaching cash flow break even situation shortly. Shifting from software development to commercialization allows for reductions in development expenses and outside consultants. Management believes that with these actions and the support of LMS’s current shareholders, distributors and customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will be sufficient to continue operating as a going concern. The accompanying management discussion and analysis and the interim consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate should LMS not be able to continue its normal course of business.

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Selected Financial Information

Quarter and six-month period ended September 30, 2007 and 2006

	Quarter ended September 30		Six-months ended September 30
	2007 $	2006 $	2007 $	2006 $
Revenue
Software licenses	396,054	92,187	994,094	390,416
Technical support and other	338,753	183,999	702,396	516,921
Total revenues	734,807	276,186	1,696,490	907,337
Royalties and other direct costs	123,429	39,929	247,605	121,200
Revenues net of direct costs	611,378	236,257	1,448,885	786,137
Operating Expenses
Research and development expenses	745,744	869,928	1,585,543	1,970,531
Investment tax credits	(30,000)	(45,000)	(60,000)	(90,000)
Net research and development expenses	715,744	824,928	1,525,543	1,880,531
Selling, marketing and product management	589,984	663,221	1,336,685	1,453,745
Administrative	649,668	613,871	1,418,293	1,370,562
Customer support	224,744	227,439	474,543	475,350
Quality assurance	90,025	51,717	167,063	100,808
Stock option expense	115,157	163,013	218,278	327,098
Amortization of capital assets and patents	93,650	84,198	197,806	169,681
Foreign exchange (gain) loss	(112,326)	4,696	(44,056)	(715)
	2,366,646	2,633,083	5,294,155	5,777,060
Operating loss	(1,755,268)	(2,396,826)	(3,845,270)	(4,990,923)
Interest and other income, net	(13,809)	(36,305)	(27,765)	(79,996)
Net and comprehensive loss	(1,741,459)	(2,360,521)	(3,817,505)	(4,910,927)
Basic and diluted loss per share	(0.08)	(0.13)	(0.18)	(0.28)
Cash flows related to:
Operating activities	(1,201,324)	(1,950,196)	(1,372,270)	(4,198,684)
Investing activities	(31,951)	(530,919)	(82,025)	(1,110,475)
Financing activities	(4,614)	(16,315)	(12,085)	2,302,774
Net change in cash and cash equivalents	(1,237,889)	(2,497,430)	(1,466,380)	(3,006,385)

	September 30 2007 $	June 30, 2007 $	March 31, 2007 $	March 31, 2006 $
Balance sheet data
Cash and short-term investments	1,930,115	3,155,504	3,383,995	5,481,202
Total assets	3,484,529	5,303,410	5,993,764	7,301,200
Total long-term debt (including current portion)	59,689	64,303	71,774	85,816
Total shareholders’ equity (deficiency)	(281,138)	620,452	2,593,377	4,794,762

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Selected Quarterly Financial Information

	2008
	Q1	Q2	Q3	Q4	Total
Revenue	962	735			1,697
Operating Loss	2,090	1,755			3,845
Net Loss	2,076	1,741			3,817
Basic and Diluted Net Loss per Share	(0.10)	(0.08)			(0.18)

	2007
	Q1	Q2	Q3	Q4	Total
Revenue	631	276	506	1,438	2,851
Operating Loss	2,594	2,397	2,563	1,877	9,431
Net Loss	2,550	2,361	2,541	1,860	9,312
Basic and Diluted Net Loss per Share	(0.15)	(0.13)	(0.14)	(0.09)	(0.50)

	2006
	Q1	Q2	Q3	Q4	Total
Revenue	268	551	502	262	1,583
Operating Loss	2,529	2,184	2,080	2,845	9,638
Net Loss	2,462	2,133	2,017	2,794	9,406
Basic and Diluted Net Loss per Share	(0.15)	(0.13)	(0.12)	(0.17)	(0.57)

Results of operations

For the quarter and six-month period ended September 30, 2007 compared to the quarter and six- month period ended September 30, 2006

Summary overview of the second quarter of fiscal 2008

The combination of the increase in revenues of $459,000 and lower overall expenses of $183,000 reduced the comparative operating loss by $642,000 from $2.4 million in 2006 to $1.76 million in 2007. Decreases in research and development expenses of $125,000, lower selling, marketing, and product management expenses of $73,000, lower stock option expense of $48,000 and a gain on foreign exchange of $117,000, were offset slightly by smaller increases in other expenses. Summary of historical information is presented below. Future anticipated expense summary is presented within future outlook section of the MD&A.

Revenue

As a result of additional software installations being completed during the quarter, revenue for the quarter ended September 30, 2007 increased by 166% to $735,000 from $276,000 in 2006. Revenues from technical support, maintenance and other services were $339,000 compared to $184,000 in the same period of 2006.

Revenue for the six-month period ended September 30, 2007 increased by 87% to $1.7 million from $907,000 in 2006. The same period of 2006 included revenues from one large engagement of $100,000, thus on a comparative basis our core technical support and maintenance revenues increased by 68%, from $417,000 to $702,000. Revenues augmented primarily due to the continued growth in the installed client base, currently 69 client sites.

Majority of LMS revenues is in US dollars and as such our revenues have been negatively affected as a result of the recent additional depreciation of the US dollar against the Canadian dollar.

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Royalties and Other Direct Costs

Royalties and other direct costs of revenue for the quarter September 30, 2007 were $123,000 compared to $40,000, as a result of higher revenues. The expense for the six-month period ended September 30, 2007 increased to $248,000 compared to $121,000 in 2006. This increase was due to a number of installations completed during the quarter and six-month period and related costs. These expenses include royalties, purchases of equipment and other direct costs related to achieving revenue.

Research and Development expenses

Research and development expenses, before investment tax credits, were $745,000 for the quarter ended September 30, 2007 compared to $870,000 for the same period in 2006. The expense for the six-month period ended September 30, 2007 decreased to $1.59 million compared to $1.97 million in 2006. The lower overall spending was primarily due to staffing and consulting expense reductions, resulting from the completion of certain development projects.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totaled $30,000 for the quarter ended September 30, 2007 compared to $45,000 for the same period in 2006. For the six-month period ended September 30, 2007 investment tax credits decreased to $60,000 from $90,000 in 2006. The reductions are explained by the lower amounts of R&D projects that are eligible for investment tax credits, as our products are commercialized.

Administrative

Administrative expenses for the quarter ended September 30, 2007 were $650,000 compared to $614,000 for the same period in 2006. For the comparative six-month periods ended September 30, 2007 these expenses totaled $1.42 million compared to $1.37 million in 2006. Administrative expenses include compensation for the corporate, financial and administrative management of LMS, director compensation, general operating expenses, rent, insurance, audit and legal fees, as well as expenses directly related to being a publicly listed company.

Selling, Marketing and Product Management

Selling, marketing and product management expenses for the quarter ended September 30, 2007 were $589,000 compared to $663,000 for the same period in 2006, a decrease of $74,000. Spending on selling and marketing expenses decreased slightly by $26,000 as a result of lower marketing activities. Clinical operations which support sales and training activities increased by $69,000 as a result of additional staffing and related expenses. The above increases were more than offset by the decrease in product management staffing and supporting expenses of $116,000, resulting from the completion of certain product management projects. Expenses for this department for the six-month period ended September 30, 2007 of $1.34 million were similarly lower compared to $1.45 million incurred in 2006.

Customer Support

Customer support expenses for the quarter ended September 30, 2007 were $225,000 compared to $227,000 for the same period in 2006. Expenses for this department for the six-month period ended September 30, 2007 of $475,000 were in line with $475,000 in 2006.

Quality Assurance

Quality assurance expenses for the quarter ended September 30, 2007 were $90,000 compared to $52,000 for the same period in 2006, an increase of $38,000. Expenses for the six-month period ended September 30, 2007 were $167,000 compared to $101,000 for the same period in 2006, as a result of staff additions required to support an expanding product line up.

Stock Option Expense

Stock option expense for the quarter ended September 30, 2007 was $115,000 compared to $163,000 for the same period in 2006. We accounted for $218,000 in stock option expense during the six-month period ended September 30, 2007 compared to $327,000 for the same

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period in 2006. The fair value of the options granted in prior years (2005 and 2006) was higher, resulting in a higher quarterly expense. The stock option expense is amortized over three years, resulting in approximately 60%, 30% and 10% of the stock option expense being recorded in the first, second and third year, respectively, from the date of grant. During the Q1 and Q2 2008 additional options were granted which resulted in an overall increase in the stock option expense on a going forward basis.

Foreign Exchange

Foreign exchange gain for the quarter ended September 30, 2007 was $112,000 compared to a loss of $5,000 for the same period in 2006, a change of $117,000. For the six-month period ended September 30, 2007, LMS incurred a foreign exchange gain of $44,000 compared to a gain of $1,000 for the same period in 2006 resulting from variation in the US currency rate against the Canadian dollar. The gain was primarily due to reduced Canadian dollar equivalent of the US dollar denominated deferred revenue liability, which was subject to US dollar depreciation against the Canadian dollar.

Operating Loss and Net Loss

After considering the above expenses, our operating loss for the quarter was $1.76 million in 2007 compared to $2.4 million in 2006. For the six-month period ended September 30, 2007 the loss was $3.85 million compared to $5.0 million for the same period in 2006.

We generated net interest, from short-term investments of $14,000 for the quarter compared to $36,000 in 2006. For the six-month period ended September 30, 2007 interest revenues were $28,000 compared to $80,000 in the same period of 2006, as a result of lower liquidities in 2007.

As a result, our net loss for the quarter ended September 30, 2007 totaled $1.74 million ($0.08 per share) compared with $2.36 million ($0.13 per share) for the same period in 2006. For the six-month period ended September 30, 2007 the net loss totaled $3.82 million ($0.18 per share) compared with $4.91 million ($0.28 per share) for the same period in 2006.

Liquidity and Capital Resources

For the quarter and six-month period ended September 30, 2007 compared to the quarter and six- month period ended September 30, 2006

Operating activities

Cash flows used in operations for the six-months ended September 30, 2007 totaled $1.37 million compared to $4.2 million used in 2006. In addition to the lower overall loss from operations of $3.82 million (2006 - $4.91 million) we also collected $1.2 million of our accounts receivable and increased our deferred revenues by $920,000, for a total of $2.1 million offset by other smaller unfavorable changes in non-cash working capital items, resulting in an overall positive net non-cash working capital increase of $1.71 million. On a comparative basis, in 2006 our non-cash working capital items used cash of $173,000.

Investing activities

Cash flows related to investing activities in 2007 were $82,000 relating to patent acquisitions, compared to an outflow of $105,000 for capital asset, patents and purchases of short-term investments of $1.0 million in 2006.

Financing activities

Financing activities used $12,000 of cash during the six-months ended September 30, 2007, representing the repayment of obligations under capital leases, compared to $20,000 in 2006. In 2006, we also completed a private placement of $2,500,000 at $2.00 per share. Share issue expenses of $177,000 were also recorded within the deficit.

As a result of the above activities, for the six-month period ended September 30, 2007 we had a cash decrease of $1.47 million compared to a decrease of $3.0 million in 2006.

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Streamlining of Operations - Subsequent Event

In October 2007, we implemented a streamlining of operations, thus substantially reducing LMS expenses with the objective of reaching near term positive cash flow and ensuing profitability. Having recently brought to market key software deliverables, LMS will focus on growing market presence and product acceptance.

The September 2007 announcement of the successful integration of our CALM product with a distributor’s clinical platform and the market delivery of additional strategic products allow for the reorientation of the company’s operations. Sales, service, training and software support for the LMS’s distributors and healthcare industry clients become the priority. Shifting from software development to commercialization allows for reductions in development expenses and outside consultants.

The program to streamline operations is expected to reduce operating cash expenses by approximately $1.5 million to March 31, 2008. There were reductions in consulting and salaries in research and development and other non core expenditures. All operational, sales and core development activities have been maintained. Also, management has demonstrated its commitment to the future of LMS by making a collective decision to temporarily suspend a portion of salaried compensation for the balance of fiscal 2008. Upon meeting certain milestones, the board of directors will have an option to pay the suspended salaries in form of LMS common shares or cash payment, after the year end including a 25% premium. Management believes that the aggregate of these changes will lead to the reduction in cash expenditures by approximately $300,000 per month. There are expected to be only minimal cash restructuring costs related to the implementation of this plan.

Future Outlook

Management is concentrating its efforts primarily on revenue ramp up, servicing of our growing customer base cash flow break even and profitability.

We anticipate that the revenue and backlog growth will continue due to following factors:

•	Our growing presence in the marketplace is the result of sales efforts with several hospital groups, the continued success of which should drive further additional revenue opportunities.
•	Increases in revenues related to the CALM Clinical Information System and our risk management tools.
•	Commercial release of interoperability components for a private branded product developed in conjunction with McKesson.
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As a result of increased system sales and our growing client base, revenues from maintenance and technical support service agreements are also expected to increase commensurate with the growth of our installed base.

•	Additional revenues are expected from the commercial release of CALM Patterns this year.
•	New products and business alliances are being pursued to develop additional market opportunities, thereby extending the reach of our existing line of software and risk management tools.

Expense Outlook Summary

In the third quarter, as described in the subsequent events, we streamlined operations. We anticipate that this plan will lead to lower expenditures in all areas, and particularly in research & development activities and general and administrative expenses.

Having recently brought to market key software deliverables Horizon Perinatal Care, in conjunction with our distributor, and CALM Patterns, we are focusing on growing market presence and product acceptance. Sales, service, training and software support for our distributors and healthcare industry clients become the priority. Shifting from software development to commercialization allows for reductions in development expenses and outside consultants. We anticipate cash savings for the balance of fiscal 2008 of approximately $1.5 million and cash break even at the end of the current fiscal year.

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There are expected to be only minimal cash restructuring costs related to the implementation of this plan. Upon meeting certain milestones, the board of directors will have an option to pay the suspended salaries, described in the subsequent events section, in from of LMS shares or cash, including a 25% premium. These amounts have not been included in the forecasted expenditures for the third and fourth quarter, presented below, as their nature is uncertain.

Research and Development expenses

We expect these expenditures to decrease to $500,000 and $400,000 for the third and fourth quarter respectively.

Administrative

As a result of the streamlining of operations completed in the third quarter described in the summary section, we expect these expenditures to decrease to $500,000 and $400,000 for the third and fourth quarter respectively.

Selling, Marketing and Product Management

We expect these expenditures to remain constant over the balance of the year, as a result of certain staffing and non essential expenditure reductions.

Customer Support

The streamlining of operations did not affect customer support and we expect these expenditures to remain at similar levels over the coming quarters.

Quality Assurance

We expect these expenditures to decrease over the balance of the year, as a result of certain staffing and non essential expenditure reductions and reach $50,000 in the fourth quarter of 2008.

Liquidity and capital resources

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares and convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $55 million from equity-based financings.

Subsequent to quarter end, as described above, we implemented a program to streamline operations leading to reduced operating cash expenses. Management believes that with the above actions and the support of LMS’s current shareholders, distributors and customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will be sufficient to continue operating as a going concern.

In light of the inherent uncertainties associated with our ability to secure sales, to invest in new projects, to expand and accelerate our product sales in the United States and in other markets and to enter into additional business relationships, further financing may be required to support our operations in the future. Funding requirements may vary depending on a number of factors including our success in growing revenues, profits, cash flow breakeven and progress of our research and development program, the establishment of collaborations, the development of the international sector, and penetration rates in the North America.

When additional funds are required, potential sources of financing include strategic relationships and public or private sales of our Common Shares. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when the need arises on terms that will be acceptable to us. If funds are raised by issuing additional Common Shares, or other securities convertible into our Common Shares, the ownership interests of our existing shareholders will be diluted. If we are unable to obtain financing when required, we will not be able to carry out our business plan, including marketing and distribution initiatives. We would have to significantly limit our operations and business, and our financial condition and results of operations would be materially harmed.

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Under our contract with a distributor, we are entitled to receive amounts for contracts contained in our backlog. As of September 30, 2007, this amount, which does not qualify as a receivable under generally accepted accounting principles, amounted to $290,000, representing additional future liquidity for LMS, as the deferred revenue liability related to this item is a non-cash item, which will be settled by delivery of our software products and services in the normal course of operations.

From time to time, we may invest excess cash, in liquid, high-grade investment securities of Canadian Chartered banks or Canadian Government T-bills, with varying terms to maturity, taking into account operating, capital and cash-flow requirements. Any deviations from these types of investments need to be specifically authorized by the Board of Directors of LMS. LMS does not have any investments in asset based commercial paper.

Long-term debt and other cash obligations

As of September 30, 2007 we have no debt other than capital leases, which totaled $60,000 and are repayable over the next 5 years. Our operating obligations totaled $95,000 with $90,000 due within one year and the balance within five years.

Under a lease agreement for our premises, we are required to issue a letter of credit for an amount of $12,500. In addition, under an agreement with a bank, a $50,000 investment is held as a security.

We lease approximately 9,300 square feet of office space in Montréal, Québec, Canada. In 2003, we renewed our lease for a term of five years, commencing on March 1, 2003 and terminating on February 28, 2008. We have initiated discussions with our current landlord and other parties in order to renew the terms of our lease for our main premises. Given the current market conditions, we expect to be able to renew our lease on same or better terms in the coming months.

Critical accounting policies and estimates

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As further described in note 16 of the 2007 consolidated financial statements, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with United States generally accepted accounting principles and the related rules and regulations adopted by the United States Securities and Exchange Commission. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. Our critical accounting policies and estimates include the following:

Revenue recognition

Revenue consists primarily of revenue from the sales of software licenses, hardware and technical support services. LMS recognizes revenue in accordance with the provision of the American Institute of Certified Public Accountants Statement of Position [SOP] No. 97-2, Software Revenue Recognition.

We recognize revenue from software licenses and hardware when persuasive evidence of an arrangement exists, delivery, installation and client’s acceptance have occurred, the sales price is fixed or determinable, and collection is probable.

Revenue from technical support services, which is generally paid in advance, is deferred and recognized rateably over the period for which the technical support service is provided. Other service and consulting revenues are recognized as services are provided.

Revenue on arrangements that includes multiple elements such as hardware, software licenses and technical support services is allocated to each element based on vendor specific objective evidence [VSOE] of the fair value of each element. Allocated revenue for each element is recognized when revenue recognition criteria have been met for each element. VSOE is determined based on the price charged when each element is sold separately. If VSOE cannot

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be determined, and all other revenue recognition criteria have been met, revenues from multiple element managements are recognized rateably over the period for which the technical support service is provided.

Stock-based compensation plan

LMS follows the fair value based method of accounting for all our stock-based compensation. When stock options are exercised, capital stock is credited by the consideration paid together with the related portion previously credited to contributed surplus when compensation costs were charged against income. Stock-based compensation expense and pro forma disclosure of the stock-based compensation expense for all options granted under our stock option plans is determined using the fair value method computed with the Black-Scholes option pricing model. The related expense is recognized over the vesting period of such options, allowing for forfeitures, estimated by management.

Income taxes

LMS follows the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Changes in these balances are included in net earnings of the period in which they arise.

Impairment of long-lived assets

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including capital assets and patents, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets. The impairment loss is presented within amortization expense of the related assets.

Recent accounting pronouncements under Canadian GAAP

Comprehensive Income

The Canadian Institute of Chartered Accountants (“CICA”) issued Hand Book Section 1530, “Comprehensive Income” which establishes standards for reporting and display of comprehensive income; Section 3855 “Financial Instruments – Recognition and Measurement” which establishes standards for the recognition and measurement of all financial instruments, provides a characteristic-based definition of a derivative instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used to determine when a financial liability is considered to be extinguished; and Section 3865 “ Hedges” which establishes standards of when and how hedges accounting may be applied. Hedge accounting is optional. The new standards are applicable for years beginning on or after October 1, 2006, and accordingly, LMS adopted them in the first quarter of 2007. The impact of adopting these new provisions did not have an effect on LMS consolidated financial statements. Expanded disclosures regarding the application of the above pronouncements are made in note 2 of the consolidated interim financial statements.

Accounting Changes

Effective April 1, 2007, LMS adopted the new recommendations of the CICA Handbook Section 1506, Accounting Changes. Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and or relevant information, These recommendations also require changes in accounting policy to be applied retrospectively unless doing so is impracticable, require prior period errors to be corrected retrospectively, require enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements, and require the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective. The impact that the adoption of this section will have on LMS’s financial statements will depend on the nature of future accounting changes and the required additional disclosure on Recent Accounting Pronouncements.

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New Accounting Pronouncements

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such noncompliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically April 1, 2008 for LMS. LMS has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, increases the disclosures currently required that will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically April 1, 2008 for LMS. LMS has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Financial Instruments Presentation

CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this new section. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically April 1, 2008 for LMS. LMS has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for LMS for interim and annual financial statements beginning on or after January 1, 2008. LMS has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Disclosure controls and procedures

We are responsible for establishing and maintaining the LMS’s disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded that they are adequate and effective as at the end of the six-month period ended September 30, 2007, based on such evaluation.

Dividends

We do not anticipate paying dividends in the next fiscal year.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements at September 30, 2007.

Foreign operations and foreign currency transactions

Large portion of our revenues and some of our expenses are generated in the Unites States. From April 1, 2006 to September 30, 2007 the Canadian dollar has appreciated against the US dollar by approximately 15%. As over 90% of our revenues is generated in the United States, the continued weakness of the US dollar has a negative effect on our revenues, offset somewhat by the expenses generated in the United States.

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Risk factors

For a more detailed discussion of risk factors that could materially affect our results of operations and financial condition, please refer to our Form 20F.

Other MD&A requirements

All relevant information related to our Company is filed electronically in Canada at www.sedar.com and in the United States of America at www.sec.gov.

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